SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ----4-) *

ASTRONICS CORPORATION
CUSIP NUMBER 046433108
Common Stock

CUSIP NO. 046433108          13D/A        PAGE 1 OF 1


Item 1 (a)  Name of Issuer:  Astronics Corporation

Item 1 (b) Address of Issuer's Principal Executive Offices: 1801 Elmwood
	   Avenue, Buffalo, NY 14207

Item 2 (a)  Name of Person Filing:  Oak Forest Investment Management, Inc.

Item 2 (b) Address of Principal Business Office;  6701 Democracy Blvd, Suite 402
	     Bethesda, MD 20817

Item 2 (c) Citizenship:  N/A

Item 2(d) Title of Class of Securities:  Common Stock

Item 2 (e) CUSIP Number:  046433108

Item 3 This statement is filed pursuant to Rules 13d-13d-2(b) and the filing person is an: (e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

This is the final 13/D filing for this security. Oak Forest Investment Management will file an initial 13G to account for its holdings.

Item 10   Certification

	By signing below, I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquried for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify
	that the information set forth in this statement is true, complete and correct.

	February 9, 2000
	Date

	By_________________________
	Signature

	Jay M. Weinstein / President
	Name/ Title